Novartis International AG Novartis Global Communications CH-4002 Basel Switzerland http://www.novartis.com

FINANCIAL REPORT   •   RAPPORT FINANCIER  •  FINANZBERICHT

Recently launched products support Novartis sales in third quarter, offsetting patent expiry; Pharmaceuticals well-positioned with further pipeline progress

•	Group net sales declined 2% in constant currencies (cc) in the third quarter, down 1% over nine months

o	Third quarter net sales reached USD 13.8 billion (-7%, -2% cc); nine months net sales were USD 41.8 billion (-4%, -1% cc)

o
Core1 operating income was USD 3.9 billion (-5%, -3% cc) in third quarter, USD 11.5 billion (-7%, -4% cc) in nine months; operating income reached USD 3.0 billion (+3%, +5% cc) in the third quarter and USD 9.0 billion (-7%, -4% cc) for the nine months

o	Core EPS was USD 1.34 (-8%, -6% cc) in third quarter, USD 3.98 (-8%, -5% cc) in nine months; EPS was USD 1.01 (-1%, +2% cc) in third quarter and USD 3.09 (-7%, -4% cc) in nine months

o	Free cash flow1 reached USD 3.5 billion for third quarter (2011 USD 3.7 billion); USD 7.9 billion in nine months (2011 USD 8.6 billion)

•	Strong flow of innovation news continues; respiratory portfolio prospects significantly advanced with QVA149 EU filing

o	Eight regulatory milestones in Pharmaceuticals, including Afinitor FDA and EMA approval in advanced breast cancer, Jakavi EMA approval in myelofibrosis and Seebri Breezhaler EMA approval in COPD

o	Respiratory portfolio progressed with strong Phase III trials of QVA149 leading to filing in the EU

•
Recently launched products in Pharmaceuticals totaled USD 2.8 billion and represented 36% of net sales (USD 8.3 billion and 35% of net sales for nine months); Pharmaceuticals well-positioned to emerge from Diovan patent expiry

•	Quality remediation continues to be actively addressed; first Consumer Health products resupplied in the US from third party sources

•	2012 Group performance outlook reaffirmed

Key figures
	Q3 2012	Q3 2011	% change		9M 2012	9M 2011	% change
	USD m	USD m	USD	cc	USD m	USD m	USD	cc
Net sales	13 807	14 843	-7	-2	41 845	43 785	-4	-1
Operating income	3 027	2 951	3	5	9 030	9 681	-7	-4
Net income	2 476	2 488	0	2	7 536	8 035	-6	-2
EPS (USD)	1.01	1.02	-1	2	3.09	3.34	-7	-4
Free cash flow1	3 503	3 675	-5		7 870	8 594	-8
Core1
Operating income	3 889	4 112	-5	-3	11 486	12 359	-7	-4
Net income	3 260	3 539	-8	-6	9 709	10 479	-7	-4
EPS (USD)	1.34	1.45	-8	-6	3.98	4.34	-8	-5

1 Core results and free cash flow are non-IFRS measures. An explanation of these non-IFRS measures and reconciliation tables can be found beginning on page 44 of the Interim Financial Report, together with the additional data listed in the index below. These are available on our website at http://www.novartis.com/investors/financial-results/quarterly-results-q3-2012.shtml.

All product names appearing in italics are trademarks owned by or licensed to Novartis Group Companies.

Basel, October 25, 2012 — Commenting on the results, Joseph Jimenez, CEO of Novartis, said:
“While Novartis net sales were impacted by the patent expiration of Diovan and a down quarter in Sandoz and Consumer Health, our launch brands performed well and now represent 29% of Group sales. Pharmaceuticals had another solid quarter. Our excellent record on innovation continues with new approvals for innovative products like Afinitor in advanced breast cancer, the recent EU filing of QVA149 in COPD and encouraging news in heart failure. I am confident that this improves the long-term growth prospects of the business.”

GROUP REVIEW

Third quarter

Pharmaceuticals well-positioned to defend against generic competition
Group net sales reached USD 13.8 billion (-7%, -2% cc) in the third quarter. Currency had a negative impact of 5 percentage points as a result of the strengthening of the dollar against most major currencies.

As the Group begins to face generic competition to Diovan in the US, the continuing rejuvenation of our portfolio leaves us well-positioned to emerge from its impact. Products launched since 2007, which include Lucentis, Gilenya, Afinitor and Tasigna, continued to perform strongly. These recently launched products contributed USD 4.0 billion or 29% of Group net sales, up from 25% a year ago.

Pharmaceuticals had another quarter of good underlying growth despite the impact of generics. Net sales were USD 7.8 billion (-5%, 0% cc), with strong volume growth of 8 percentage points absorbing the negative effect of generics entries (-7 percentage points) and price (-1 percentage point). Products launched since 2007 generated USD 2.8 billion of net sales, 36% of total sales, growing 24% in constant currencies over the same period last year.

On September 21, 2012, Diovan lost exclusivity in the US, and in line with normal practice, the product returns provision was increased to reflect limited expectations of future sales. Diovan is sold as a mono-substance (Diovan) and a combination product (Diovan HCT). With respect to Diovan, no generic competitor has yet been approved by the FDA. The FDA position has been challenged, and generic competition could come at any time. Diovan HCT is facing competition from a single generic competitor holding 180-day exclusivity and from Sandoz with an authorized generic. In line with normal cost-plus intra-Group pricing policies, most of the margin from the authorized generic is attributed to Sandoz.

Alcon net sales were USD 2.5 billion (-1%, +3% cc) in the third quarter. The Surgical franchise (-2%, +3% cc) delivered modest sales growth in constant currencies, impacted by slowdown in procedures and competitive pressure in EU intraocular lens business against a strong previous-year quarter. Ophthalmic Pharmaceuticals sales growth (-2%, +3% cc) was suppressed by generic prostaglandin competition on Travatan in the US and lower sales of non-promoted brands. Vision Care (0%, +4% cc) benefitted from robust contact lens sales growth in the US and Japan, a strong uptake of Dailies Total 1 lenses in Europe and the recovery of the lens care solution business.

Sandoz net sales declined 13% (-6% cc) to USD 2.0 billion. Fougera, the recently acquired dermatology business, contributed 2 percentage points of growth from the inclusion of approximately one month of sales. Excluding Fougera, volume declined by 2 percentage points and price had a negative impact of 6 percentage points. The decline was primarily the result of lower enoxaparin sales in the US from stronger price competition, partly offset by strong double-digit sales growth in Western Europe, Asia, Latin America, Russia and biosimilars.

Vaccines and Diagnostics net sales were down 11% (-8% cc) to USD 582 million. The sales decline was driven by lower northern hemisphere flu sales and shipment delays from one of our manufacturing sites.

Consumer Health, which includes OTC and Animal Health, declined 22% (-16% cc) to USD 938 million, impacted by the continuing absence of shipments from the Lincoln, Nebraska manufacturing site. Select OTC products (Excedrin, Lamisil and Triaminic) are being produced at third-party manufacturers and first shipments have been made to retail customers in the month of October.

Pharmaceuticals and Alcon delivered operating leverage
Group operating income was up 3% (+5% cc) to USD 3.0 billion, driven by Pharmaceuticals and Alcon. Currency reduced growth by 2 percentage points.

Core operating income, which excludes exceptional items and amortization of intangible assets, decreased by 5% (-3% cc) to USD 3.9 billion. The adjustments made to Group operating income to arrive at core operating income amounted to a net expense of USD 862 million (2011 net expense of USD 1.2 billion). Core operating income margin in constant currencies decreased by 0.4 percentage points despite a positive contribution from Pharmaceuticals of 0.9 percentage points and Alcon of 0.3 percentage points. Together with a positive currency impact of 0.9 percentage points, this resulted in a net increase in core operating income margin of 0.5 percentage points to 28.2% of net sales.

Pharmaceuticals core operating income increased 3% (+6% cc) to USD 2.6 billion and delivered operating leverage in the third quarter. Core operating income margin in constant currencies increased by 1.7 percentage points and has now increased quarter-on-quarter for the last 10 quarters. An additional positive currency impact of 1 percentage point resulted in a core operating income margin of 33.4%.

Alcon core operating income of USD 923 million increased by 2% (+6% cc) as a result of productivity gains and realization of post-integration synergies. Core operating income margin in constant currencies increased by 1.3 percentage points. An additional negative currency impact of 0.3 percentage points resulted in a core operating income margin of 37.5% of net sales.

Sandoz core operating income declined 20% (-19% cc) to USD 358 million. Core operating income margin in constant currencies decreased by 2.7 percentage points as a result of lower sales, higher quality and manufacturing costs and the continued investment in our biosimilars and respiratory pipeline. A favorable currency impact of 1.1 percentage points resulted in a core operating income margin of 17.5% of net sales.

Vaccines and Diagnostics core operating income for the period was USD 34 million compared to USD 147 million for the same period in 2011. Consumer Health core operating income declined to USD 77 million and core operating income margin declined by 11 percentage points in constant currencies, impacted by absence of shipments from the Lincoln site.

Group net income was unchanged from 2011 at USD 2.5 billion as the increase in operating income was offset by lower income from associated companies and higher net financial expenses. EPS of USD 1.01 was marginally lower than the prior-year figure of USD 1.02.

Group core net income was down 8% (-6% cc) as the core operating income decline was increased by lower income from associated companies. Core EPS declined 8% (-6% cc) to USD 1.34.

Free cash flow was USD 3.5 billion, declining 5% from previous year, primarily as a result of lower cash flow from operating activities.

Nine months

Group net sales hold steady as recently launched products absorb patent expiries
Group net sales amounted to USD 41.8 billion (-4%, -1% cc). Currency depressed results by 3 percentage points.

Across the Group’s diversified healthcare portfolio, products launched since 2007 continued to perform strongly. These recently launched products now comprise USD 11.9 billion or 29% of Group net sales, up from 24% a year ago.

Pharmaceuticals net sales were USD 23.9 billion (-1%, +2% cc), driven by 8 percentage points of volume growth partly offset by the negative impact of generics entries (-5 percentage points) and pricing (-1 percentage point). Recently launched products contributed USD 8.3 billion of net sales and represented 35% of total net sales for the division compared to 28% in the 2011 period.

Alcon net sales expanded 2% (+5% cc) to USD 7.6 billion in the first nine months, driven by constant currency sales growth in Surgical (+3%, +7% cc), Ophthalmic Pharmaceuticals (+1%, +4% cc) and Vision Care (0%, +3% cc). For Surgical, strong growth in advanced technology intraocular lenses, procedural volume in Emerging Growth Markets, and equipment sales in the refractive and vitreoretinal categories were key contributors to growth. The Ophthalmic Pharmaceuticals franchise benefited from growth of the Systane (dry eye), Nevanac (inflammation) and Durezol (inflammation) brands, as well as strong growth in combination glaucoma brands DuoTrav and Azarga. Vision Care maintained its solid sales performance with good growth in Air Optix and a strong uptake of Dailies Total 1 lenses in Europe, partially offset by flat sales in the lens care solution business.

Sandoz net sales decreased in the first nine months by 12% (-7% cc) to USD 6.3 billion, as a result of declines in retail generics and biosimilars sales in the US (-23% cc) and Germany (-7% cc), partly offset by double-digit sales growth in Western Europe (+10% cc), Asia (+21% cc) and biosimilars (+42% cc). Total volume declined by 1 percentage point and price erosion was 7 percentage points mainly due to increased competition on US sales (primarily enoxaparin, USD 366 million in 2012 compared to USD 790 million) and lower sales in Germany. Fougera contributed 1 additional percentage point of growth.

Vaccines and Diagnostics net sales declined 7% (-4% cc) to USD 1.2 billion, impacted by lower northern hemisphere flu sales and shipment delays from one of our manufacturing sites. Consumer Health net sales declined 22% (-17% cc) to USD 2.8 billion mainly due to the absence of shipments from Lincoln.

Pharmaceuticals and Alcon delivered operating leverage
Group operating income was down 7% (-4% cc) to USD 9.0 billion, as positive contributions from Pharmaceuticals and Alcon were more than offset by the other divisions. Currency contributed 3 percentage points to the decline.

Group core operating income decreased by 7% (-4% cc) to USD 11.5 billion. The adjustments made to Group operating income to arrive at core operating income amounted to a net expense of USD 2.5 billion (2011 net expense of USD 2.7 billion). Core operating income margin in constant currencies decreased by 1.1 percentage points. Together with a positive currency impact of 0.3 percentage points, this resulted in a net decrease in core operating income margin of 0.8 percentage points to 27.4% of net sales. Pharmaceuticals (+0.6 percentage points cc) and Alcon (+0.2 percentage points cc) contributed positively to the operating income margin.

Pharmaceuticals core operating income grew 2% (+6% cc) to USD 7.9 billion. In constant currencies, core operating income margin improved by 0.9 percentage points. Currency movements positively impacted core operating income margin by 0.3 percentage points resulting in a core operating income margin of 33.2% of net sales.

Alcon core operating income of USD 2.8 billion increased by 4% (+7% cc). Core operating income margin in constant currencies increased by 0.8 percentage points. Currency was neutral, leading to a core operating income margin of 36.6% of net sales.

Sandoz core operating income decreased by 28% (-27% cc) to USD 1.1 billion. Core operating income margin in constant currencies decreased by 4.6 percentage points as a result of lower sales and higher investments in quality assurance, manufacturing and development of biosimilars and respiratory products. A favorable currency impact of 0.7 percentage points resulted in a core operating income margin of 17.2% of net sales.

Vaccines and Diagnostics core operating loss for the period was USD 174 million compared to an income of USD 34 million for the same period in 2011. Consumer Health core operating income declined to USD 136 million and core operating income margin decreased by 14.4 percentage points (cc) due to the absence of shipments from the Lincoln.

Group net income declined 6% (-2% cc) to USD 7.5 billion following the decline in operating income and was only partially offset by the impact of lower tax rates. EPS declined by 7% (-4% cc) to USD 3.09.

Core net income was down 7% (-4% cc) to USD 9.7 billion, in line with the decrease in core operating income. Core EPS declined 8% (-5% cc) to USD 3.98.

Free cash flow reached USD 7.9 billion in nine months, down 8% versus the previous year principally due to higher capital expenditures and lower divestment proceeds.

Executing on innovation, growth and productivity

Novartis is the only healthcare company globally with leading positions in pharmaceuticals, eye care, generics, vaccines and diagnostics, over-the-counter medicines and animal health. To maintain our competitive positioning across these growing segments of the healthcare industry, we place a strong focus on innovating to meet the evolving needs of patients around the world, growing our presence in new and emerging markets, and enhancing our productivity to invest for the future and increase returns to shareholders. In each of these areas – innovation, growth and productivity – we made solid progress this year.

Innovation: Major regulatory advances in Oncology and Respiratory

Oncology portfolio strengthened with approvals for Afinitor and Jakavi
Both the FDA and the EMA approved Afinitor (everolimus) in combination with exemestane as a treatment for postmenopausal women with hormone receptor-positive, HER2/neu negative advanced breast cancer, which affects approximately 220,000 women globally each year. These approvals, which represent the first major advance in the treatment of this disease in 15 years, make Afinitor the first and so far only treatment that can boost the effectiveness of endocrine therapy, significantly extending the time women with advanced breast cancer can live without tumor progression.

Everolimus also received a positive opinion from the EMA’s Committee for Medicinal Products for Human Use (CHMP) under the brand name Votubia for the treatment of patients with non-cancerous kidney tumors associated with tuberous sclerosis complex (TSC). This indication, which was approved in the US in the second quarter, was based on the Phase III EXIST-2 trial, which found that 42% of patients on everolimus experienced a tumor response versus 0% of patients in the placebo arm.

In addition, Jakavi (ruxolitinib) received EU approval in the third quarter, making it the first targeted treatment of its kind for European patients with myelofibrosis, a life-threatening blood cancer. The approval was based on positive results from the most extensive clinical trial program in myelofibrosis to date, which showed that Jakavi reduces spleen size and symptoms of the disease by targeting its underlying mechanism.

COPD portfolio advanced with QVA149 EU filing and Seebri Breezhaler EU, Japan approvals
Seebri Breezhaler (glycopyrronium bromide) received approval in the EU, Japan and Canada as a once-daily inhaled maintenance therapy for chronic obstructive pulmonary disease (COPD), which affects an estimated 210 million people worldwide. Seebri Breezhaler is the second inhaled treatment in the Novartis COPD portfolio delivered using the low-resistance Breezhaler device.

In addition, results from the investigational QVA149 IGNITE Phase III clinical trial program further demonstrated the potential of the Novartis portfolio to provide a full range of innovative treatment options in COPD. Five studies in the program – comprising 10 studies in total with more than 7,000 patients across 42 countries – all met their primary endpoints and showed that QVA149 significantly improved lung function compared to other COPD therapies like tiotropium, indacaterol, salmeterol/fluticasone and glycopyrronium bromide. Three additional studies are expected to be completed by the end of 2012. A regulatory filing of QVA149 has been achieved in Europe and a US filing is expected by the end of 2014.

Heart failure portfolio progressed with new data on two pipeline products
Results from the Phase III RELAX-AHF study showed that investigational RLX030 (serelaxin) reduces the number of deaths in patients with acute heart failure (AHF), which has a higher mortality rate than most other cardiovascular diseases. The study reached statistical significance in one of its two primary endpoints measuring the reduction in shortness of breath, the most common symptom of AHF. RLX030 was well tolerated in the study. The results are being discussed with health authorities worldwide, and will be presented at the American Heart Association congress in November.

Results from the Phase II PARAMOUNT study showed that the investigational compound LCZ696 significantly reduces a key predictor of morbidity and mortality in patients with heart failure with preserved ejection fraction (HF-PEF), a condition that afflicts up to half of the 20 million Europeans and Americans diagnosed with heart failure. LCZ696 is the first in a new class of medicines that work by inhibiting an enzyme in order to promote the body's protective mechanisms and blocking receptors involved in the narrowing of blood vessels. With its novel approach, LCZ696 could significantly benefit people living with HF-PEF.

Biosimilar pipeline continues to progress well, including biosimilar rituximab Phase III program
Sandoz initiated a Phase III clinical trial in the US for epoetin alfa, which we market under the brand name Binocrit in the EU for oncology and nephrology indications, to support registration in the US. It is estimated that more than 600,000 patients in the US and 550,000 patients in Europe are treated for anemia with epoetin alfa and similar medicines that regulate the formation of red blood cells. The Sandoz follicular lymphoma Phase III clinical trial for biosimilar monoclonal antibody rituximab (biosimilar Rituxan®/Mabthera®) continues to progress well.

Growth: Continued contribution from recently launched products

Recently launched products continued to perform strongly
Products launched since 2007 continued to drive growth across the portfolio. In the third quarter, these products contributed USD 4.0 billion or 29% of Group net sales, up from 25% a year ago. In the first nine months, they contributed USD 11.9 billion or 29% of Group net sales, up from 24% in the year-ago period. Highlights include:

•
Gilenya, our breakthrough multiple sclerosis treatment, continued to show strong growth, with sales of USD 316 million (+116% cc) in the third quarter and USD 846 million (+199% cc) in the first nine months.

•	Lucentis (USD 593 million in the third quarter, +23% cc; USD 1.8 billion in the first nine months, +24% cc), also grew strongly in the third quarter.

•
Tasigna (USD 261 million in the third quarter, +49% cc; USD 707 million in the first nine months, +44% cc) continued to gain market segment share in both the first-line and second-line settings. It now represents 24% of our CML franchise, up from 22% in the previous quarter.

•	Afinitor (USD 206 million in the third quarter, +82% cc; USD 524 million in the first nine months, +75% cc) accelerated its strong growth trajectory following the approval in breast cancer.

Continued strong performance in Emerging Growth Markets
Net sales in our Emerging Growth Markets – which include all markets except the US, Canada, Western Europe, Australia, New Zealand and Japan – grew 6% (cc) in the third quarter, contributing USD 3.4 billion or 25% to Group net sales. The key growth driver was China with 22% (cc) growth in the third quarter. Pharmaceuticals sales in Emerging Growth Markets grew 8% (cc) in the quarter.

Productivity: Continued focus on procurement, manufacturing and Marketing & Sales

A consistent focus on enhancing productivity and simplifying processes across Group operations to improve profitability and support reinvestment in the business is critical to our long-term strategy, helping us to sustain growth through patent expirations and continue to deliver high quality, innovative medicines for patients in need. Ongoing productivity initiatives relate to procurement and resource allocation across the portfolio, the manufacturing network and supporting infrastructure and the integration and synergy program in Alcon.

Taken together, our productivity initiatives generated gross savings that contributed more than USD 750 million to operating income margin in the third quarter and leaves us on track to exceed on the annual productivity target of 3.5 to 4.0 percent of sales. These productivity initiatives which are highlighted below enabled us to continue to invest behind growth opportunities and absorb the impact of generic competition.

•
Procurement is an important source of savings. By leveraging our scale, implementing global category management and creating country Centers of Excellence in key markets, we generated savings of approximately USD 350 million in the third quarter and USD 900 million in the nine months.

•
We continued to optimize our manufacturing footprint in the third quarter and successfully concluded the divestment of an Animal Health site in UK, bringing the total number of production sites that are in the process of being restructured or divested to 15. We recorded charges of USD 16 million in the third quarter and USD 49 million cumulatively in the first nine months

•
In Marketing & Sales, we continued to achieve efficiency gains by optimizing our spend as part of a broader effort within Novartis to reallocate resources geographically while simplifying processes across the organization. In Pharmaceuticals, Marketing & Sales spend in constant currencies decreased as a percentage of net sales to 26.0% in the third quarter of 2012 from 26.4% in 2011, and to 26.0% from 26.9% for the nine months.

•
Alcon continued to deliver operating leverage through productivity initiatives and realization of post-integration synergies which amounted to USD 78 million in the third quarter and USD 216 million for the nine months

Quality: First Consumer Health products shipped; remediation in Sandoz manufacturing sites on track

While Consumer Health continues to make progress in the remediation of quality issues at the Lincoln facility, the restart of commercial production is taking longer than originally anticipated.

As part of our restart plan to meet the needs of patients and customers, select OTC products (Excedrin, Lamisil and Triaminic) are being produced at third-party manufacturers and first shipments have been made to retail customers in the month of October. These products will be available to consumers in retail stores across the US during the fourth quarter. It is unlikely that we will begin shipments from Lincoln in the fourth quarter of the year.

Sandoz continued to make good progress on the remediation of quality issues at three North American sites following an FDA warning letter, and the division is on track to meet all of its remediation commitments. While Sandoz initially slowed down production to implement remediation activities, delivery performance across all sites has improved, and further improvements in service levels and output are expected as remediation progresses. Routine audits continue to be undertaken by health authorities across the Sandoz network without significant issue.

Free cash flow

The sustainability of our strategy lies with the generation of cash flow that provides the resources for reinvestment and returns to shareholders. Cash flow is driven by a continued focus on the cash conversion cycle and operational cash flow improvements.

The free cash flow of USD 7.9 billion was USD 0.7 billion lower than in the prior-year period mainly on account of higher investments in property, plant and equipment and lower divestment proceeds which amounted to USD 0.4 billion in the current period compared to USD 0.7 billion in the year-ago period.

Capital structure and net debt

Strong cash flows and a sound capital structure have allowed Novartis to focus on driving innovation, growth and productivity across its diversified healthcare portfolio while keeping its double-A rating as a reflection of financial strength. Retaining a good balance between attractive shareholder returns, investment in the business and a strong capital structure will remain a priority in the future.

In September, a USD 2.0 billion US dollar bond offering was completed in the US. Two tranches were issued, one 10-year bond of USD 1.5 billion with a coupon of 2.4% and the other a USD 0.5 billion 30-year bond with a coupon of 3.7%.

As of September 30, 2012, net debt stood at USD 15.0 billion, compared to USD 15.2 billion at December 31, 2011. In the third quarter, net debt was reduced by USD 1.5 billion from USD 16.5 billion at June 30, 2012.

The long-term credit rating for the company continues to be double-A (Moody’s Aa2; Standard & Poor’s AA-; Fitch AA).

2012 Group outlook
Barring unforeseen events

Our 2012 performance is on track to deliver: Group constant currency net sales are expected to be in line with 2011; Group core operating income margin in constant currencies are expected to be slightly below 2011.

During the third quarter, the US dollar strengthened against most currencies. As a result, if September average exchange rates prevail for the remainder of the year, there would be a negative impact of approximately 3-4% on sales and approximately 2-3% on operating income for the full year. This is a slightly lesser impact than expected in the second quarter.

Divisional Performance

Pharmaceuticals
	Q3 2012	Q3 2011	% change		9M 2012	9M 2011	% change
	USD m	USD m	USD	cc	USD m	USD m	USD	cc
Net sales	7 783	8 159	-5	0	23 877	24 195	-1	2
Operating income	2 531	2 219	14	17	7 674	7 471	3	6
As % of net sales	32.5	27.2			32.1	30.9
Core operating income	2 597	2 510	3	6	7 932	7 751	2	6
As % of net sales	33.4	30.8			33.2	32.0

Alcon
	Q3 2012	Q3 2011	% change		9M 2012	9M 2011	% change
	USD m	USD m	USD	cc	USD m	USD m	USD	cc
Net sales	2 460	2 492	-1	3	7 649	7 533	2	5
Operating income	360	341	6	17	1 142	1 236	-8	-1
As % of net sales	14.6	13.7			14.9	16.4
Core operating income	923	909	2	6	2 799	2 696	4	7
As % of net sales	37.5	36.5			36.6	35.8

Sandoz
	Q3 2012	Q3 2011	% change		9M 2012	9M 2011	% change
	USD m	USD m	USD	cc	USD m	USD m	USD	cc
Net sales	2 044	2 340	-13	-6	6 315	7 179	-12	-7
Operating income	250	333	-25	-27	807	1 028	-21	-22
As % of net sales	12.2	14.2			12.8	14.3
Core operating income	358	446	-20	-19	1 089	1 513	-28	-27
As % of net sales	17.5	19.1			17.2	21.1

Vaccines and Diagnostics
	Q3 2012	Q3 2011	% change		9M 2012	9M 2011	% change
	USD m	USD m	USD	cc	USD m	USD m	USD	cc
Net sales	582	655	-11	-8	1 230	1 325	-7	-4
Operating income/loss	-22	24	nm	nm	-291	-291	0	-9
As % of net sales	-3.8	3.7			-23.7	-22.0
Core operating income/loss	34	147	-77	-79	-174	34	nm	nm
As % of net sales	5.8	22.4			-14.1	2.6
nm – Not meaningful

Consumer Health
	Q3 2012	Q3 2011	% change		9M 2012	9M 2011	% change
	USD m	USD m	USD	cc	USD m	USD m	USD	cc
Net sales	938	1 197	-22	-16	2 774	3 553	-22	-17
Operating income	48	210	-77	-76	60	700	-91	-87
As % of net sales	5.1	17.5			2.2	19.7
Core operating income	77	228	-66	-65	136	707	-81	-77
As % of net sales	8.2	19.0			4.9	19.9

An interim financial report with the information listed in the index below can be found on our website at http://www.novartis.com/investors/financial-results/quarterly-results-q3-2012.shtml.

Novartis Q3 and 9M 2012 Interim Financial Report – Supplementary Data

Disclaimer
This press release contains forward-looking statements that can be identified by terminology such as “on track,” “commitments,” “outlook,” “unforeseen events,” “encouraging,” “confident,” “pipeline,” “potential,” “expected,” “will,” “could,” “strategy,” “positive opinion,” “committed,” “planned,” “filing,” “filed,” or similar expressions, or by express or implied discussions regarding potential new products, potential new indications for existing products, or regarding potential future revenues from any such products; potential outcomes of our efforts to improve the quality standards at any or all of our manufacturing sites; or regarding potential future sales or earnings of the Novartis Group or any of its divisions; or by discussions of strategy, plans, expectations or intentions. You should not place undue reliance on these statements. Such forward-looking statements reflect the current views of the Group regarding future events, and involve known and unknown risks, uncertainties and other factors that may cause actual results to be materially different from any future results, performance or achievements expressed or implied by such statements. There can be no guarantee that any new products will be approved for sale in any market, or that any new indications will be approved for any existing products in any market, or that any approvals which are obtained will be obtained at any particular time, or that any such products will achieve any particular revenue levels. Nor can there be any guarantee that the Group will be successful in its efforts to improve the quality standards at any or all of our manufacturing sites, or that we will succeed in restoring or maintaining production at any particular sites. Neither can there be any guarantee that the Group, or any of its divisions, will achieve any particular financial results. In particular, management's expectations could be affected by, among other things, unexpected regulatory actions or delays or government regulation generally; unexpected clinical trial results, including additional analyses of existing clinical data or unexpected new clinical data; the Group's ability to obtain or maintain patent or other proprietary intellectual property protection, including the ultimate extent of the impact on the Group of the loss of patent protection on key products which commenced last year and will continue this year; unexpected product manufacturing and quality issues, including the potential outcomes of the Warning Letter issued to us with respect to three Sandoz manufacturing facilities, and the potential outcome of efforts to restart production of products formerly produced at the Consumer Health manufacturing facility at Lincoln, Nebraska; government, industry, and general public pricing pressures; uncertainties regarding actual or potential legal proceedings, including, among others, actual or potential product liability litigation, litigation and investigations regarding sales and marketing practices, shareholder litigation, government investigations and intellectual property disputes; competition in general; uncertainties regarding the effects of the ongoing global financial and economic crisis, including the financial troubles in certain Eurozone countries; uncertainties regarding future global exchange rates; uncertainties regarding future demand for our products; uncertainties involved in the development of new healthcare products; the impact that the foregoing factors could have on the values attributed to the Group's assets and liabilities as recorded in the Group's consolidated balance sheet; and other risks and factors referred to in Novartis AG's current Form 20-F on file with the US Securities and Exchange Commission. Should one or more of these risks or uncertainties materialize, or should underlying assumptions prove incorrect, actual results may vary materially from those described herein as anticipated, believed, estimated or expected. Novartis is providing the information in this press release as of this date and does not undertake any obligation to update any forward-looking statements as a result of new information, future events or otherwise.

About Novartis
Novartis provides innovative healthcare solutions that address the evolving needs of patients and societies. Headquartered in Basel, Switzerland, Novartis offers a diversified portfolio to best meet these needs: innovative medicines, eye care, cost-saving generic pharmaceuticals, preventive vaccines and diagnostic tools, over-the-counter and animal health products. Novartis is the only global company with leading positions in these areas. In 2011, the Group’s continuing operations achieved net sales of USD 58.6 billion, while approximately USD 9.6 billion (USD 9.2 billion excluding impairment and amortization charges) was invested in R&D throughout the Group. Novartis Group companies employ approximately 127,000 full-time-equivalent associates and operate in more than 140 countries around the world. For more information, please visit http://www.novartis.com.

Important dates
November 8, 2012                              Novartis R&D Investor Day, Boston
January 23, 2013                                Fourth quarter and full year results 2012
April 24, 2013                                     First quarter results 2013